Exhibit 4.1(g)

Amendment No. 2 to Consulting Agreement

Between Calypte Biomedical Corporation

and Sadegh Panahi

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Sadegh Panahi (“Consultant”) dated November 20, 2002 and is effective as of February 14, 2003.

Whereas, the Company desires to extend the time period during which Consultant will provide services to the Company pursuant to the above referenced Consulting Agreement and Consultant is agreeable to extending the time for providing such services.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The term of Consultant’s Consulting Agreement shall be extended and, by virtue of this Amendment, shall terminate on December 31, 2003 rather than July 20, 2003.

2.	In consideration for the extension of the services to be performed by Consultant, the Company will immediately grant to Consultant 3,000,000 shares of its registered common stock. The Company will also immediately grant Consultant a warrant to purchase Three million (3,000,000) shares of the common stock of the Company at an exercise price of $0.05 per share, or an aggregate purchase price of $150,000. The warrant is immediately exercisable upon grant and will expire on November 20, 2003. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment.

3.	The Company at the same time is canceling its obligation to grant, subject to stockholders’ approval of the increase in shares and annual stock grant limits in the 2000 Equity Incentive Plan, an option to purchase 3,000,000 shares of the registered common stock of the Company at $0.05 per share, or an aggregate purchase price of $150,000. The option would have been immediately exercisable upon grant and expired on November 20, 2003.

4.	All other terms and conditions of the Consultant Agreement dated November 20, 2002 remain unchanged.

Consultant:	Calypte Biomedical Corporation

/s/ SADEGH PANAHI	By:	/s/ RICHARD D. BROUNSTEIN
Sadegh Panahi		Richard Brounstein Executive Vice President & CFO